Exhibit 10.2

STONERIDGE, INC.

ANNUAL INCENTIVE PLAN

Section 1.Purpose

The purpose of the Stoneridge, Inc. (the “Company”) Annual Incentive Plan (the “Plan”) is to provide an opportunity to the Company’s, and the Company’s Subsidiaries’, officers and other key employees selected by the Committee (defined below) to earn annual incentive or bonus awards in order to motivate those persons to put forth maximum efforts toward the growth, profitability and success of the Company and its Subsidiaries (defined below) and to encourage such individuals to remain in the employ of the Company or a Subsidiary. Awards for participating employees under the Plan shall depend upon corporate and individual performance measures as determined by the Committee (defined below) for the Performance Year (defined below).

Section 2.Definitions

In this Plan, unless the context clearly indicates otherwise, words in the masculine gender shall be deemed to include a reference to the female gender, any term used in the singular also shall refer to the plural, and the following terms, when capitalized, shall have the meaning set forth in this Section 2:

(a)“Award” means a potential cash benefit payable or cash benefit paid to a person in accordance with the terms and conditions of the Plan.
(b)“Beneficiary” means the person or persons designated in writing by the Grantee as his or her beneficiary in respect of an Award; or, in the absence of an effective designation, or if the designated person or persons predecease the Grantee, the Grantee’s Beneficiary shall be the person or persons who acquire by bequest or inheritance the Grantee’s rights in respect of an Award. In order to be effective, a Grantee’s designation of a Beneficiary must be on file with the Company before the Grantee’s death. Any such designation may be revoked and a new designation substituted therefor at any time before the Grantee’s death.
(c)“Board of Directors” or “Board” means the Board of Directors of the Company.
(d)“Code” means the Internal Revenue Code of 1986, as amended from time to time, and any lawful regulations or pronouncements promulgated thereunder. Whenever a reference is made to a specific Code Section, such reference shall be deemed to include any successor Code Section having the same or similar purpose.
(e)“Committee” means the Compensation Committee appointed by the Board for the purpose of administering the Plan. The Committee shall consist of not less than three directors of the Company, all of whom shall be Non-Employee Directors and Independent Directors (as defined by the listing standards of the NYSE if the Company’s Shares are traded on the New York Stock Exchange). Those directors shall be appointed by the Board and shall serve as the Committee at the pleasure of the Board.

(f)“Company” means Stoneridge, Inc.
(g)“Disability” or “Disabled” means qualifying as disabled under the Company’s then existing long-term disability plan.
(h)“Grantee” means an officer or key employee of the Company or a Subsidiary to whom an Award has been granted under the Plan.
(i)“Performance Objective” means the goal or goals identified by the Committee that will result in an Award if the target for the Performance Year is satisfied.
(j)“Performance Year” means the then current fiscal year of the Company.
(k)“Subsidiary” means a corporation, association, partnership, limited liability company, joint venture, business trust, organization, or business of which the Company directly or indirectly through one or more intermediaries owns at least fifty percent (50%) of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally in the election of directors or other managers of the entity.
Section 3.Administration
(a)The Plan shall be administered by the Committee. The Committee shall have all the powers vested in it by the terms of the Plan, such powers to include authority (within the limitations described herein) to select Grantees under the Plan, to determine the time when Awards will be granted, to determine whether performance objectives and other conditions for earning Awards have been met, to determine whether Awards will be paid at the end of the Performance Year, and to determine whether an Award or payment of an Award should be reduced or eliminated. The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan and any Awards granted hereunder as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be binding and conclusive on all persons participating in the Plan and their legal representatives.
(b)The Committee may not delegate to any individual the authority to make determinations concerning that individual’s own Awards, or the Awards of any executive officer (as defined pursuant to the Securities Exchange Act of 1934). Except as provided in the preceding sentence, as to the selection of and grant of Awards to Grantees who are not executive officers of the Company, the Committee may delegate its responsibilities to members of the Company’s management in a manner consistent with applicable law. References herein to the Committee shall include any delegate described under this paragraph.
(c)The Committee, or any person to whom it has delegated duties as described herein, may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan (including such legal or other counsel, consultants, and agents as it may deem desirable for the administration of the Plan) and may rely upon any opinion or computation received from any such counsel, consultant, or agent. Expenses incurred in the engagement of such counsel, consultant, or agent shall be paid by the Company.
Section 4.Eligibility

The Committee may grant Awards under the Plan to such of the Company’s (and the Company’s Subsidiaries’) officers and key employees as it shall select for participation pursuant to Section 3 above.

Section 5.Awards; Limitations on Awards
(a)Each Award granted under the Plan shall represent an amount payable in cash by the Company to the Grantee upon achievement of one or more of a combination of Performance Objectives in a Performance Year, subject to all other terms and conditions of the Plan and to such other terms and conditions as may be specified by the Committee. The grant of Awards under the Plan shall be evidenced by Award letters in a form approved by the Committee from time to time which shall contain the terms and conditions, as determined by the Committee, of a Grantee’s Award; provided, however, that in the event of any conflict between the provisions of the Plan and any Award letter, the provisions of the Plan shall prevail. An Award shall be determined by multiplying the Grantee’s target percentage of base salary with respect to a Performance Year by applicable factors and percentages based on the achievement of Performance Objectives, subject to the discretion of the Committee as provided in Section 6 hereof.
(b)The maximum amount of an Award granted to any one Grantee in respect of a Performance Year shall not exceed $3.0 million. This maximum amount limitation shall be measured at the time of settlement of an Award under Section 7.
(c)Annual Performance Objectives shall be based on the performance of the Company, one or more of its Subsidiaries or affiliates, one or more of its units or divisions and/or the individual for the Performance Year. The Committee may use one or more of the following business criteria to establish Performance Objectives for each Grantee: increase in net sales; pretax income before allocation of corporate overhead and bonus; operating profit; net working capital; earnings per share; net income; revenue growth; attainment of division, group or corporate financial goals; return on shareholders’ equity; return on assets; other return measures (including, but not limited to, return on capital, invested capital, or average equity); cash flow (including, but not limited to, operating cash flow, free cash flow, cash generation, cash flow return on equity, and cash flow return on investment); capital and liquidity ratios; attainment of strategic and operational initiatives; attainment of one or more specific and measurable individual strategic goals; appreciation in or maintenance of the price of the Company’s common shares; increase in market share; gross profits; total return to shareholders; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; comparisons with various stock market indices or peer performance; or achievement of safety, succession planning, and talent development objectives; sustainability measurements, reductions in labor or material costs; and share price objectives. The performance objective for any participant shall be sufficiently specific that a third-party having knowledge of the relevant facts could determine whether the objective is met; and the outcome under the performance objective shall be substantially uncertain when the Committee establishes the objective. Performance objectives may include or exclude losses from discontinued operations, restatements and accounting changes and other unplanned special charges such as restructuring expenses, acquisitions, acquisition expenses, including expenses related to goodwill and other intangible assets, share offerings and share repurchases. The Committee may modify, amend or otherwise adjust the performance objectives specified for outstanding performance-based Award if it determines that an adjustment would be consistent with the objectives of the Plan and taking into account the interests of the participants and the Company’s shareholders. The types of events which could cause an adjustment in the performance objectives include, without limitation, accounting changes which substantially affect the determination of performance objectives, changes in applicable laws or regulations which affect the performance objectives, and divisive corporate reorganizations, including spin-offs and other distributions of property or capital stock.
Section 6.Grant of Awards
(a)The Committee shall grant Awards to any Grantee not later than 90 days after the commencement of the Performance Year provided that the outcome is substantially uncertain at the time the Committee actually establishes the Performance Objective(s). If a Grantee is initially employed by the Company or a Subsidiary, or is newly eligible for participation, after the beginning of a Performance Year, the Committee may grant an Award to that Grantee with respect to a period of service following the Grantee’s date of hire. In granting an Award, the Committee shall establish the terms of the Award, including the Performance Objectives and the maximum amount that will be paid (subject to the limit in Section 5) if the Performance Objectives are achieved. The Committee may establish different payment levels under an Award based on different levels of achievement under the Performance Objectives.
(b)After the end of each Performance Year, the Committee shall determine the amount payable to each Grantee in settlement of the Grantee’s Award for the Performance Year. The Committee, in its discretion, may increase the amount payable under the Award (but not to an amount greater than the limit in Section 5), reduce the maximum payment established when the Award was granted, or may determine to make no payment under the Award. The Committee shall review and approve that the Performance Objectives and other material terms of the Award upon which settlement of the Award was conditioned have been satisfied.
(c)The Committee may adjust or modify Awards or terms of Awards (1) in recognition of unusual or nonrecurring events affecting the Company or any business unit, or the financial statements or results thereof, or in response to changes in applicable laws (including tax, disclosure, and other laws), regulations, accounting principles, or other circumstances deemed relevant by the Committee, (2) with respect to any Grantee whose position or duties with the Company changed during a Performance Year, or (3) with respect to any person who first becomes a Grantee after the first day of the Performance Year.

Section 7.Settlement of Awards

Except as provided in this Section 7, each Grantee shall receive payment of a cash lump sum in settlement of his or her Award, in the amount determined in accordance with Section 6. Such payment shall be made on or before the fifteenth (15th) day of the third (3rd) month following the Performance Year. No Award for a Performance Year commencing after December 31, 2031, shall be settled until the shareholders of the Company have reapproved the Plan.

Section 8.Termination of Employment

Except as otherwise provided in any written agreement between the Company and a Grantee, if a Grantee ceases to be employed by the Company prior to the end of a Performance Year or after the Performance Year but prior to payment for any reason, any Award for such Performance Year shall be forfeited, except in the following circumstances:

(a)If cessation of employment results from Grantee’s death or disability, an award may be paid to the Grantee or Grantee’s Beneficiary, at the same time and in the same amount that the Grantee would have otherwise earned based on approved results of the Performance Objectives, except the award shall be prorated for the number of months the Grantee was employed during the Performance Year.
(b)If cessation of employment results from Grantee’s retirement, as defined by the Company from time to time, following the end of the fiscal year but prior to payment, the award shall be earned, and paid at the same time it would have otherwise been paid.

Notwithstanding the above, no Grantee shall be paid under this Plan in connection with an Award after cessation of employment if the Grantee is entitled to payments for incentive compensation under a separate change in control agreement between the Company and the Grantee.

Section 9.Transferability

Awards and any other benefit payable under, or interest in, this Plan are not transferable by a Grantee except upon a Grantee’s death by will or the laws of descent and distribution, and shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, or charge, and any such attempted action shall be void.

Section 10.Withholding

All payments relating to an Award shall be net of any amounts required to be withheld pursuant to applicable federal, state and local tax withholding requirements.

Section 11.Tenure

A Grantee’s right, if any, to continue to serve the Company as an officer, employee, or otherwise, shall not be enlarged or otherwise affected by his or her selection as a Grantee or any other event under the Plan.

Section 12.No Rights to Participation or Settlement

Nothing in the Plan shall be deemed to give any eligible employee any right to participate in the Plan except upon determination of the Committee. Until the Committee has determined to settle an Award under Section 7, a Grantee’s selection to participate, the grant of an Award, and other events under the Plan shall not be construed as a commitment that any Award will be settled under the Plan. The foregoing notwithstanding, the Committee may authorize legal commitments with respect to Awards under the terms of an employment agreement or other agreement with a Grantee, to the extent of the Committee’s authority under the Plan, including commitments that limit the Committee’s future discretion under the Plan.

Section 13.Unfunded Plan

A Grantee shall have no right, title, or interest whatsoever in or to any specific assets of the Company, nor to any investments that the Company may make to aid in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Grantee, Beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company. The Company shall not be required to establish any special or separate fund, or to segregate any assets, to assure payment of such amounts. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

Section 14.Other Compensatory Plans and Arrangements

Nothing in the Plan shall preclude any Grantee from participation in any other compensation or benefit plan of the Company or its Subsidiaries. The adoption of the Plan and the grant of Awards hereunder shall not preclude the Company or any Subsidiary from paying any other compensation apart from the Plan, including compensation for services or in respect of performance in a Performance Year for which an Award has been made.

Section 15.Duration, Amendment and Termination of Plan

After approval of the Plan at the 2021 Annual Meeting of Shareholders, no Award may be granted in respect of any Performance Year commencing after December 31, 2031.

The Board may amend the Plan from time to time (either retroactively or prospectively), and may suspend or terminate the Plan at any time, provided that any such action shall be subject to shareholder approval if and to the extent required.

Section 16.Governing Law and Transactions

(a)In General. The Plan, Awards granted hereunder, and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Ohio (regardless of the law that might otherwise govern under applicable Ohio principles of conflict of laws).

(b)Section 409A Compliance. To the extent applicable, it is intended that the Plan and all Awards hereunder comply with the requirements of Section 409A of the Code, and the Plan and all Award agreements shall be interpreted and applied by the Committee in a manner consistent with this intent in order to avoid the imposition of any additional tax under Section 409A of the Code. In the event that any provision of the Plan or an Award agreement is determined by the Committee to not comply with the applicable requirements of Section 409A of the Code, the Committee shall have authority to take such actions and to make such changes to the Plan or an Award agreement as the Committee deems necessary to comply with such requirements, provided that no such action shall adversely affect any outstanding Award without the consent of the affected Grantee. Notwithstanding the foregoing or anything elsewhere in the Plan or an Award agreement to the contrary: (a) unless the Committee shall otherwise expressly provide, where applicable the term “disability” shall have the meaning given to such term under Section 409A and the regulations and guidance issued thereunder with respect to any Awards, and (b) if a Grantee is a “specified employee” as defined in Section 409A of the Code at the time of termination of Service with respect to an Award, then solely to the extent necessary to avoid the imposition of any additional tax under Section 409A of the Code, the commencement of any payments or benefits under the Award shall be deferred until the date that is six months following the Grantee’s termination of Service (or such other period as required to comply with Section 409A).

(c)Foreign Jurisdictions. The Committee may adopt, amend and terminate such arrangements and grant such Awards, not inconsistent with the intent of the Plan, as it may deem necessary or desirable to comply with any tax, securities, regulatory or other laws of other jurisdictions with respect to Awards that may be subject to such laws. The terms and conditions of such Awards may vary from the terms and conditions that would otherwise be required by the Plan solely to the extent the Committee deems necessary for such purpose. Moreover, the Board may approve such supplements to or amendments, restatements or alternative versions of the Plan, not inconsistent with the intent of the Plan, as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Plan as in effect for any other purpose.

Section 17.Effective Date

The Plan shall be effective as of December 31, 2021; provided the Company’s shareholders approve the Plan at the 2021 Annual Meeting of Shareholders.